Form C-AR

INTRODUCTION

Slingshot USA, LLC is a Delaware limited liability company, formed on September 14, 2021 with a physical address at 1209 Orange Street, Wilmington, Delaware 19801. There have been no changes to any of the general business information that was in Original Form C.

FINANCIAL REPORT (see Attachment A)

FINANCIAL CONDITION OF THE COMPANY

The Company is in the David animated film's production stage and relies entirely upon private equity funding from its parent company and crowdfunding from investors to finance its operations.

The total production budget is US$54.6 million. The Company acquired US$19.6 million worth of development work from its holding Company by issuing preference shares to Slingshot Production Limited.

The Company raised US$4.961m through a Reg CF crowd-funding which fully closed in March 2022. Part of the US$4.96 million raised will be allocated to ongoing script and story development, with the balance allocated towards production.
The remaining US$30 million production budget required will be raised via Reg A+ and 506(c) equity financing rounds.
The Company contracted Miombo Enterprises Proprietary Limited (trading as "Sunrise Productions"), a computer animation studio based in Cape Town, South Africa, for the development and creation of David.
The Company has signed a distribution agreement with Angel Studios to advertise and distribute the "DAVID" movie.

Management is confident, with the current resources and key stakeholders involved, that the required production funding will be raised. With the production, advertising and distribution contracts in place, the Company is well-positioned to bring the David film to fruition, maximizing all the stakeholders' return.

OPERATIONS: DIRECTORS AND OFFICERS

Director:	Principal Occupation:	Main Employer:	Dates of Service:
Sanet Kritzinger	Entrepreneur	A2G Managers Limited	June 2002 – Present

| Osment Philip Cunningham | Producer; Director | Miombo Enterprises (Pty) Ltd | Jan 2005 – Present |
| David Michael Brett Johnson | Founder/President | Institute for Innovation, Integration and Impact | June 1996 - Present |

Officer:	Position:	Dates of Service:	Responsibilities:
David Michael Brett Johnson	Manager	Sep 2021 – Present	To manage the affairs of the Company within the provisions of the Operating Agreement and in the best interests of the Company.
Osment Philip Cunningham	Manager	Sep 2021 – Present	To manage the affairs of the Company within the provisions of the Operating Agreement and in the best interests of the Company.
Sanet Kritzinger	Manager	Sep 2021 – Present	To manage the affairs of the Company within the provisions of the Operating Agreement and in the best interests of the Company.
Bernardus Lans	Secretary	Nov 2021-Present	Company Administration

BENEFICIAL OWNERS WITH VOTING EQUITY

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering

Slingshot Productions Limited is the direct owner of the Common Units issued by Slingshot USA, LLC. Slingshot Productions Limited is part of the A2G Group of companies with the A2G Managers Trust as the sole ultimate holding entity. Continuum Fiduciary Ltd is the trustee and Sanet Kritzinger and Frederik Kritzinger are the beneficiaries of the A2G Managers Trust. Osment Cunningham, as one of the creators of the David movie demo, owns a 50% indirect interest in Slingshot Productions Limited through The Gideon Trust.	*50,400,000 Common Units*	*100%*

ISSUER: EXPLAINER AND BUSINESS PLAN

Slingshot USA, LLC was formed as a Delaware limited liability company on September 14, 2021 to produce a feature-length animated film based on the biblical story of David.

An initial, 5-minute demo of the David movie was created and produced by Slingshot Productions Limited, a private company organized and existing under the laws of the Republic of Mauritius ("Slingshot Productions Limited"). On November 8th, 2021, Slingshot Productions Limited sold the David movie demo, as well as all intellectual property related to the David movie, to the Company.

The Company is under contract with Miombo Enterprises Proprietary Limited (trading as "Sunrise Productions"), a computer animation studio based in Cape Town, South Africa, with respect to the development and creation of David. The ultimate beneficial owner of Sunrise Productions is Osment Philip Cunningham, which is also a Company manger.

Production of high-quality feature films

The Company produces high-quality animation feature films for the international market.

The Company is currently producing its first animation film, presently entitled "DAVID", based on an intellectual property that the Company has acquired from Slingshot Productions Limited and will further develop.

The total production budget target is US$54.6 million.

Slingshot Production Limited, the Company's holding company, has invested over US$19.6 million in research, development, production pipeline tech, visual treatment, three drafts of script development, storyboards and animatic, music and recruiting key leads. The Company acquired the $19.6 million worth of development work from its holding company by issuing Preference shares to Slingshot Production Limited.

The Company raised US$4.961m through a Reg CF crowd-funding which fully closed in March 2022. Part of this budget will be allocated to ongoing script and story development, with the balance allocated towards production. The Company intends to raise the balance US $30m via Reg A+ and 506(c) equity financing rounds.

The "DAVID" movie is tentatively scheduled to be released in 2025.

The David Project

Overview

We believe that David is the most significant biblical animated movie to be made since Dreamworks' Prince of Egypt. Our vision is an epic movie that is biblically authentic while standing alongside the likes of Moana and Tangled for quality and entertainment value.

There is a huge appetite for faith content done right - proven from the times of The Ten Commandments, through to the more recent successes of The Passion of the Christ and The Chosen.

As a genre, animation reaches arguably the broadest of all audiences - reaching across every age, culture, and language divide better than any other medium.

Commercially, animation is consistently being the best-performing movie genre in terms of revenue. It is also arguably the most enduring genre of all, and we are making David for families today and for generations to come.

David brings together the power and appeal of both animation and biblical storytelling and we are making a movie with powerful Biblical authenticity for a broad global audience.

David's story is ultimately an incredible journey of Faith, and a living, breathing, and world-changing relationship with God. This is the message we will share with countless millions of people now and for generations to come.

The creators of David are also the creators of the phenomenal Jungle Beat brand. The Jungle Beat series has been broadcast in over 150 countries and has a YouTube audience of nearly 200 million views per month. "Jungle Beat: The Movie" was acquired by Netflix, and in 2020 ranked in Netflix's Top 10 Movies globally, reaching 3rd place in the US, with an 80% Audience Score on Rotten Tomatoes.



David is one of the most inspiring characters in human history. Warrior, poet, shepherd, and king, David's life is one of incredible colour and energy.

It is the ultimate underdog story. It is about much more than a shepherd boy who took on a giant. It is a story that can inspire a generation to live more courageously, and love more generously. It has the power to change us.

David is a major animated feature film that will reach a global audience. Animation is arguably the most powerful medium through which to reach every generation, culture, and language. The world's most beloved animated films are re-watched again and again. We believe that David will be among them.

Our vision is to create an epic masterpiece that can stand proudly alongside the most iconic films in the history of the genre.

<u>Contributors to Development and Pre-Production To Date:</u>



"In over twenty years working at Pixar, I had the pleasure of working on incredible projects including Finding Nemo, Monster Inc, Incredibles 2, and many more, but David has a unique and special appeal. It's an absolutely extraordinary story, and more than that, it's a story that is sacred to millions of people and has endured for millennia. I can't wait to share this story with the world."

NATHAN STANTON
HEAD OF STORY



"As a music director and songwriter - to walk down the streets in the city of David in Jerusalem, to then be standing on the same battlefield where David conquered Goliath, and to write new songs and anthems of faith, on that same Holy ground has been one of the most special projects to be part of. To capture the heart and story of David, the Good Shepherd in these newly composed songs, inspired by the Psalms in a contemporary fresh sound and language - for a NEW generation, has been the most amazing experience and journey. I believe this movie and music will not just reach the world, but also inspire and remind the world that with God on your side, you can take on any giant that you are facing in your own life!"

JONAS MYRIN
MUSIC DIRECTOR (AND GRAMMY-WINNING SONGWRITER!)



"I have been blessed to work in Hollywood for 2 decades in Animation and VFX. My passion for supporting great films has been fulfilled on projects like the Star Wars, Transformers and Pirates of the Caribbean films going back to my first Animation project, Chicken Little. I never imagined that I would find myself in Cape Town, South Africa but from the moment I was shown the David project, I knew it was time to drop everything and join the very talented David team!"

SCOTT SMITH
SHOW SUPERVISOR



Phil Cunningham

Executive Producer/Director

Phil Cunningham is the founder of Sunrise Productions. Phil's passion for story-telling was ignited and fuelled as a young boy growing up in the wild frontier of Zimbabwe, where day-to-day life was often interspersed with larger-than-life characters and fantastic stories. Phil is a serial entrepreneur, a visionary, a storyteller, and most of all a man of Faith.

Over the last two decades, he has built Sunrise Animation Studios in Cape Town, South Africa. Sunrise has worked with some of the world's leading brands, while also creating one of the most popular pre-school animation brands in Jungle Beat, which has been broadcast in over 150 countries and has a YouTube audience of 2 billion views per year, and 7 million subscribers. More recently Sunrise released Jungle Beat: The Movie on Netflix, where it featured in the Top 10 movies across all genres for three weeks.

The story of David has been the driving passion behind Phil's journey into film, because of the incredible glimpses of God's nature that are woven into David's extraordinary story.



Jacqui Cunningham

Executive Producer

Jacqui Cunningham co-founded Sunrise Animation Studios with her husband Phil, and she has a particular passion for mentoring people and building incredible teams in the filmmaking and story process. She brings a great deal of intuitive wisdom to compliment Phil's entrepreneurial vision, and they have been an exceptional team in running a business, making movies, and raising their three children.



Brent Dawes

Director

Brent Dawes is the lead writer and director at Sunrise Productions in Cape Town. After studying Drama and spending a two-year stint as an advertising copywriter, Brent joined Sunrise way back in 2001 as lead animator on Africa's first animated feature The Legend of the Sky Kingdom. Brent has been the ever-present creative leader in the growth of Sunrise Animation Studios over the past two decades, and has created the Jungle Beat series, and directed Jungle Beat: The Movie, which was acquired by Netflix in 2021, where it ranked in the Top 10 movies across all genres for three weeks. Brent has creatively led Sunrise towards being the fun, vibrant, and visionary studio that it is today. Brent is currently writing and directing a major feature – *David*, while leading Sunrise's overall creative vision.

Production, Distribution and Advertising contracts

The Company has entered into a Production Services Agreement for the creative work and production of the "DAVID" movie with Miombo Enterprises Proprietary Limited (trading as "Sunrise Productions"), a studio based in South Africa. In addition, several industry specialists from all over the world have been contracted by the Company via the studio to render services ranging from character modeling, designing and effects to environment modeling, photography, vocal artists for the movie.

Slingshot Productions engaged individuals based in the USA to write, record, compose and arrange music and songs for the "DAVID" movie. All work done in this regard is now owned by the Company.

The Company has signed a distribution agreement with Angel Studios who will be responsible for advertising and distribution of the "DAVID" movie.

MATERIAL RISK FACTORS ASSOCIATED WITH AN INVESTMENT

The Company's assumptions concerning future operations may not be realized.

The Company's goal is to produce a commercially profitable movie using a production budget. The Company's projected results are dependent on the successful implementation of the Company's business plan and strategies and are based on hypothetical assumptions and events over which the Company has only partial or no control.

Furthermore, as a faith-based, niche film, the potential market may be smaller than your average blockbuster. The Company desires to obtain a theatrical release (among its other methods of distribution), but we cannot guarantee this for *David.*

While management believes that its goals and objectives are reasonable and achievable, no assurance can be given that they will be realized. The revenue we could generate will vary greatly based on factors that we cannot quantify, including factors such as ultimate cost of production, methods of distribution later negotiated, audience interest, general economic outlook, etc.

Management will have broad discretion as to the use of the proceeds from the offering.

The Company's management will have broad discretion as to the use of the net proceeds from the Offering for the purpose of producing *David*. Investors will be relying on the judgment of the Company's management regarding the use of the proceeds for the purpose of producing *David*.

Investors will own non-voting preferred units and will have no ability to control or influence the business decisions of the Company.

Investors in the offering will obtain non-voting preferred units. As a result, current management will continue to have control of the business decisions and operations of the Company. It is possible that management will not make successful management decisions in all cases.

The Company is a newly formed company and has no history upon which investors can evaluate the Company.

The Company was recently formed for the purpose of developing, producing and distributing *David*. Accordingly, the Company has no operating history on which prospective investors may evaluate the Company's business and prospects. The Company has no revenues and requires the net proceeds from the sale of Preferred Units to fund the development and production of *David*. If and when production of the movie commences, no assurance can be given that *David* will receive market acceptance when produced. The Company faces all of the risks inherent in a new business, including the expenses, difficulties, complications and delays frequently encountered in connection with the formation and commencement of operations, the production and distribution of a movie, and the competitive environment in which the Company intends to operate. The Company may not successfully address any or all of these risks. If the Company does not successfully address these risks, the Company's business will be seriously harmed.

The Company's success depends on the successful production and distribution of a single movie and the Company is unable to diversify its investment to reduce its risk of failure.

David will be the only movie that the Company produces until the release of *David* in 2024. No assurance can be given that the Company's management team will be able to successfully develop, produce and make arrangements for the distribution of *David*. As the Company will have only one asset (*David*), the Company is more vulnerable to unanticipated occurrences than a more diversified business. The development, production, completion and distribution of *David* is subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competing films. There may be additional problems which could adversely affect the Company's profitability, including (without limitation) public taste, which is unpredictable and susceptible to change; competition with other films and/or shows, motion pictures and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. No assurance can be given that the Company will be able to successfully develop, produce, distribute, or realize any revenue from *David*. Failure to develop, produce, distribute or realize any such revenues will have a material adverse effect on the Company's business, operating results and financial condition.

Because the film business is highly speculative, the Company may never achieve profitability.

The film industry is highly speculative and involves a substantial degree of risk. No assurance can be given of the economic success of any film since the revenues derived from the production and distribution of a film primarily depend on its acceptance by the public, which cannot be predicted. The commercial success of a film also depends on the quality and acceptance of competing films and shows released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. We have no control over what other films or shows or content is released at the same time as our content and thus we cannot know, but it is always possible that another company's content may be more desirable than our own and we are unsuccessful in competing in the marketing. No assurance can be given that *David* will appeal to the public or that other shows and films may not be more appealing and therefore reduce the demand to view *David*. Accordingly, there is a substantial risk that *David* will not be commercially successful, in which case the Company may be unable to recoup all costs associated with the production of *David* or realize revenues or profits from the sale of *David*.

Technological advances may reduce demand for films and televisions.

The entertainment industry in general, and the motion picture and TV industry in particular, are continuing to undergo significant changes, primarily due to technological developments. Because of this rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of a film.

David will be subject to the risks associated with the production and distribution of motion pictures.

Although the production of a demo of *David* was completed, which was acquired by the Company from Slingshot Productions Limited, the Company cannot guarantee that production of the remaining motion picture will be successfully completed. Production costs are currently just an estimate and may significantly increase over time depending on many unknown outside influences, or those that may be known as related to the specific costs of currently expected expenditures for items still not under contract at a fixed price.

It is also possible that COVID-19 or any other number of unexpected situations may arise that prevent the completion of the production of *David*.

David has a license agreement to distribute the movie through Angel Studio's streaming platform. Distribution channels and methods can also fall out of grace with users/viewers and we may not be able to adapt quickly enough to keep momentum for the adoption of viewers of our content.

David may not succeed if it receives unfavorable reviews.

The financial success of a motion picture, in large measure, depends on the reaction of the public, which is often influenced by professional reviewers or critics for newspapers, television and other media. It is impossible to judge in advance what the reaction of these reviewers and critics will be to *David*. To the extent that *David* receives unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished.

The Company will have to rely on the services of professionals and other key personnel who may be difficult to replace and the loss of any such persons could adversely affect the Company's business.

If the Company is not able to retain the services of key personnel retained by management, there will be a material adverse effect on the Company. If any one of these individuals becomes incapacitated or otherwise becomes unavailable, a qualified successor would have to be engaged. The Company may elect to offer membership units in the Company to key production personnel (such as producers, writers, actors, stunt coordinators and unit production managers) as a means of obtaining the best possible crew at the lowest up-front cost. *David*'s production and completion may be adversely affected if new personnel must be engaged, or if such personnel demand more favorable compensation. No assurance can be given that a qualified successor could be engaged. These professionals and key personnel also may be involved in other projects that may take them away from the production of *David* and cause delays, all of which may increase the cost of production of *David* and decrease the likelihood of being able to complete *David*, which would have an adverse effect on the Company's business and prospects.

Most of our competitors, which include large and small studios and production companies, have significantly greater financial and marketing resources, as well as experience, than do we.

We are a very small and unproven entity as compared to our competitors. We will compete with film studios, both large and small, production companies, independent producers and agencies. Most of the major U.S. studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, that can provide both the means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their operations. The major studios have more resources with which to compete for ideas, storylines and scripts. This may have a material adverse effect on our business, results of operations and financial condition. In addition, established smaller studios, production companies and agencies have significantly greater financial and marketing resources than do we. Many have sophisticated websites and the ability to advertise in a wide variety of media. We will principally depend on the business contacts of our executive officers. There are no assurances that our approach will be successful.

We will be required to raise additional capital to fully fund our business plan and expand our operations.

Currently, we have no revenue-generating activities. We raised an initial ±US$5 million via Reg CF towards a total required production budget of $35 million. We intend to raise the balance via subsequent Reg A+ and 506(c) equity financing rounds. The initial US$5 million raised, will be allocated to ongoing script and story development, with the balance allocated towards production. Even after taking account of the funds raised, we will need to raise additional funds to finalize the full production of *David*. We may seek to sell common or preferred equity or convertible debt securities, enter into a credit facility or another form of third-party funding or seek other debt financing in order to fund the development of *David*. We may also consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons.

Additional capital may not be available at such times or in amounts as needed by us. Even if capital is available, it might be available only on unfavorable terms. Any additional equity or convertible debt financing into which we enter could be dilutive to our then existing members. Any future debt financing into which we enter may impose covenants upon us that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our equity, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our members. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our scripts and manuscripts, or grant licenses on terms that are not favorable to us. If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail the acquisition, recycling or marketing of scripts and manuscripts, or we may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all our assets.

We may not generate sufficient cash flow to make distributions to you.

There is no assurance that we will ever have income sufficient to cover our expenses and have sufficient cash flow to make distributions to you. Even if we make distributions, there can be no assurance concerning the timing or amounts of the distributions. You may be required to bear the economic risk of the investment for an indefinite period of time. Ultimately, each investor's risk with respect to this offering includes the potential for a complete loss of their investment.

The Company issued Preferred Units to Slingshot Productions Limited.

In addition to owning all of the Common Units of the Company, the Company also issued 19,600,000 Preferred Units to Slingshot Productions Limited as consideration for production costs previously incurred by Slingshot Productions Limited in connection with the creation and production of the *David* demo. Slingshot Productions Limited will be entitled to distributions of profits (to the extent the Company has generated sufficient cash flow) on equal footing with investors that purchased the Preferred Units as part of the Reg CF fundraising.

One of the creators of David *has the option to exchange its shares in Slingshot Productions Limited for Common Units in the Company.*

Osment Philip Cunningham, as one of the creators of the *David* movie demo, owns a 50% indirect interest in Slingshot Productions Limited through The Gideon Trust. The Gideon Trust has an agreement with Slingshot Productions Limited to exchange The Gideon Trust indirect interest for a direct interest in the Company currently owned by Slingshot Productions Limited, which would reduce Slingshot Productions Limited's ownership interest ratably.

OWNERSHIP AND CAPITAL STRUCTURE OF ISSUER

COMMON AND PREFERRED UNITS

The Company has issued two types of limited liability company units, namely Common and Preferred. "Unit" means a portion of the Membership Interests of the Company, including any Common Units and Preferred Units. All Units represent an equal portion of Membership Interests. The amount of Membership Interest represented by a Unit shall be equal to a fraction, the numerator of which is one (1) and the denominator of which is the number of all issued and outstanding Units of the Company.

"Preferred Units" means Units of the Company that have the same rights as those held by the Common Unit holders, except that (a) the Preferred Units do not carry a right to vote, govern, or actively participate in the Company's acts, and any reference to the vote of the Members or a Majority vote excludes the Preferred Unit holders, (b) the Preferred Units include a right to preferred distributions and (c) the Preferred Units only contain a certain right to information as required to be filed on an annual basis pursuant to 17 CFR 227.202.

Prior to making any distributions to the Common Unit holders, the Company shall first make distributions to the Preferred Unit holders until they have received a cumulative return of one hundred twenty percent (120%) of their initial capital contribution. Once the Preferred Unit holders have received a total of one hundred twenty percent (120%) of their initial capital contribution, the Company shall distribute all Profits in proportion to the Member's Membership Interest.

Common and preferred unit par values and units authorized, issued, and outstanding are reported in the following table;

	Authorized	**Issued and Outstanding**
Common Units	*70,000,000*	*50,400,000*
Preferred Units	*60,000,000*	*19,600,000*

Slingshot Productions Limited is the direct owner of the Common Units and Preferred Units issued by Slingshot USA, LLC. Slingshot Productions Limited is part of the A2G Group of companies, with the A2G Managers Trust as the sole ultimate holding entity. Continuum Fiduciary Ltd is the trustee, and Sanet Kritzinger and Frederik Kritzinger are the A2G Managers Trust's beneficiaries. As one of the David movie demo creators, Osment Cunningham owns a 50% indirect interest in Slingshot Productions Limited through The Gideon Trust. There is also a voting agreement in place giving Osment Philip Cunningham 50% of the Common Units voting rights.

PREVIOUS INDEBTEDNESS

The Company signed a loan and security agreement effective October 18, 2021 with Angel Studios, Inc., a Delaware corporation, for $1,000,000. The loan is repayable within 6 months of the effective date and is exclusively to fund the digital ad-buying for the Regulation Crowdfunding. The Company utilized $689,542 of the facility, which was fully repaid after year-end.

PREVIOUS EXEMPT OFFERING

The Company effectuated a Regulation Crowdfunding offering in December 2021, which ended in December of 2021 and finished closing in March 2022 for USD 4.961m. The Company issued Preferred Units for the proceeds received, which will be utilized as follows:

Use of Funds:	Offering Amount Received:
Portal Intermediary Fees:	$248,112
Marketing and Campaign Materials:	$156,000
Advertising Expenses:	$689,543
Production Expenses:	$3,317,755
Miscellaneous Expenses:	$550,000
Total:	$4,961,410

On January 27, 2022 the Company issued 9,923 Preferred Units to Harmon Brothers LLC and 248,071 Preferred Units to VAS Portal, LLC, in line with fundraising agreements entered into.

COMPANY TRANSACTIONS

There have been no large transactions or proposed transactions taken in the preceding 12 month period by the company that meet or exceed five percent of the aggregate amount raised in reliance on Regulation Crowdfunding.

The issuer has not previously failed to comply with ongoing reporting requirements

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the undersigned, thereunto duly authorized on April 29, 2022.

Slingshot USA, LLC.

By: /s/ David Michael Brett Johnson

Name: David Michael Brett Johnson

Title: Manager

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

David Michael Brett Johnson
Manager
04-29-2022

Sanet Kritzinger
Manager
04-29-2022

Osment Cunningham
Manager
04-29-2022

ATTACHMENT A (FINANCIAL REPORT)



Slingshot USA, LLC

1209 Orange Street,
Wilmington, Delaware 19801

Company Registration Number - 6233068

Slingshot USA, LLC

AUDITED FINANCIAL STATEMENTS

December 31, 2021

Slingshot USA, LLC

Table of contents



TANNER

Independent Auditors' Report

To Management and Members of Slingshot USA, LLC

Opinion

We have audited the accompanying financial statements of Slingshot USA, LLC (the Company), which comprise the balance sheet as of December 31, 2021, and the related income statement, statement of changes in members' equity, and statement of cash flows for the period from September 14, 2021 (inception) to December 31, 2021, and the related notes to financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period from September 14, 2021 (inception) to December 31, 2021 in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the *Auditors' Responsibilities for the Audit of the Financial Statements* section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's net losses, use of cash in operating activities, limited amount of cash and reliance on funding from its owners and other equity offerings, among other factors, raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with US GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

3

3300 N. Triumph Blvd., Suite 410, Lehi, UT 84043

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Tanner LLC

August 23, 2022

3300 N. Triumph Blvd., Suite 410, Lehi, UT 84043

Slingshot USA, LLC
Balance Sheet
As of December 31, 2021

	Note(s)	USD
Current assets		
Cash and cash equivalents	2	11,215
Accounts Receivable		2,200,000
		2,211,215
Non-current assets		
Accounts Receivable		300,000
Film Cost	4, 5	19,600,000
		19,900,000
Total assets		**22,111,215**
Current liabilities		
Trade and other payables	3	163,210
Accounts payables to a related party	4	2,200,000
Amount due to holding company	4	235,238
Short-term loan	8	688,080
		3,286,528
Non-current liabilities		
Accounts payables to a related party	4	300,000
Members' equity		
Preferred and common units	7	19,600,000
Retained earnings		-1,075,313
Total members' equity		18,524,687
Total liabilities and members' equity		**22,111,215**

The notes on pages 9 to 16 form an integral part of these financial statements.

Slingshot USA, LLC
Income Statement
For the period from September 14, 2021 (inception) to December 31, 2021

	Note	USD
Operating expenses:		
Advertising		844,080
Bank service charges		206
Insurance expense		10,646
Professional fees		220,381
Operating loss		**-1,075,313**
Other income (expense)		-
Net Loss before income tax provision		**-1,075,313**
Income tax provision	9	-
Net Loss		**-1,075,313**

The notes on pages 9 to 16 form an integral part of these financial statements.

Slingshot USA, LLC
Statement of changes in members' equity
For the period from September 14, 2021 (inception) to December 31, 2021

	Preference units		Common units		Retained earnings	Members' equity
	Number of units	USD	Number of units	USD	USD	USD
At September 14, 2021	-	-	-	-	-	-
Issuance of preferred units for film costs	19,600,000	19,600,000				19,600,000
Issuance of common units for intangible assets (1)			50,400,000	-		-
Net loss	-	-		-	-1,075,313	-1,075,313
At December 31, 2021	19,600,000	19,600,000	50,400,000	-	-1,075,313	18,524,687

(1) Intangible assets acquired and 50,400,000 common units issued in return are recorded at carry-over cost basis of $0.

The notes on pages 9 to 16 form an integral part of these financial statements.

Slingshot USA, LLC
Statement of cash flows
For the period from September 14, 2021 (inception) to December 31, 2021

	USD
Cash flow from operating activities	
Net loss	-1,075,313
Increase (decrease) in operating assets and liabilities:	
Accounts receivable	-2,500,000
Accounts payable	2,898,448
Net cash used in operating activities	-676,865
Cash flow from investing activities	-
Cash flow from financing activities	
Proceeds from short-term loan	688,080
Net increase in cash and cash equivalents	11,215
Beginning cash and cash equivalents	-
Ending cash and cash equivalents	**11,215**
Disclosure of noncash investing and financing activities	
Issuance of preferred units for film costs	19,600,000
Issuance of common units for intangible assets	-

The notes on pages 9 to 16 form an integral part of these financial statements.

Note 1 - General financial statement disclosures

<u>Limited liability company</u>

Slingshot USA, LLC (the "Company") is a limited liability company organized in the state of Delaware on September 14, 2021, and made the Federal tax election to be taxed as a C corporation. The Company is a wholly owned subsidiary of Slingshot Productions Limited and does not have a finite life. Member liabilities are limited to the amount of equity contributions. All currency is reported in USD.

<u>Nature of operations</u>

Slingshot USA, LLC was formed to produce a feature-length animated film based on the biblical story of David. The filmmaking process starts with an idea. Inspiration for a film comes from many sources - from our in-house staff, from freelance writers or from existing literary or other works. Successful ideas are generally written up as a treatment (or story description) and then proceed to a screenplay, followed by the storyboarding process and then finally into the production process. Excluding the script and early development phase, the production process, from storyboarding to filming out the final image, for a full-length feature film can take approximately three to four years.

The Company is under contract with Miombo Enterprises (Pty) Ltd t/a Sunrise Productions ("Sunrise"), a computer animation studio based in Cape Town, South Africa, with respect to the development and creation of David. We have commissioned Sunrise to employ a small collaborative team that are responsible for preparing storylines and ideas for the initial stages of development. The team, through a system of creative development controls, are responsible for ensuring that ideas follow the best creative path within a desired budget and schedule parameters. The complexity of the project, the background environments, the characters and all of the elements in a project create a very intricate and time-consuming process.

The development phase generally consists of story and visual development. In the pre-production phase, the script and story are further developed and refined prior to the majority of the film crew commencing work on the project. The production phase which follows can last up to two years and involves the largest number of staff. Finally, in the post-production phase, the core visuals and dialogue are in place and we add important elements such as sound effects and the music/score.

An initial demo of the David movie was created and produced by Slingshot Productions Limited, a private company organized and existing under the laws of the Republic of Mauritius ("Slingshot Productions Limited"). On November 8, 2021, Slingshot Productions Limited sold to the Company 1) the David movie demo and related film costs of $19,600,000 in exchange for 19,600,000 Preferred Units of the Company, and 2) all other intellectual property related to the David movie in exchange for 50,400,000 Common Units of the Company.

<u>Summary of significant accounting policies</u>

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 1 - General financial statement disclosures (continued)

Summary of significant accounting policies (continued)

Film costs amortization and impairment

Capitalized film and television series/specials production costs are amortized, and participations and residuals are accrued, and included in costs of revenues in the proportion that a title's Current Revenue bears to its Ultimate Revenue in accordance with the individual-film-forecast-computation method. Therefore, the amount of capitalized production costs that is amortized each period will depend on the ratio of Current Revenue to Ultimate Revenue for each film or television series/special for such period. The Company makes certain estimates and judgments of Ultimate Revenue to be recognized for each film or television series/special based on information received from our distributors or operating/strategic partners, our knowledge of the industry, as well as our production teams' historical experience. The factors that we consider in estimating Ultimate Revenue include the perceived likeability of a title, actual performance (when available) at the box office or in markets currently being exploited, the title's release dates in each market, as well as consideration of other competitive titles releasing during the same timeframe and general economic conditions.

Ultimate Revenue includes estimates of revenue that will be earned over a period not to exceed 10 years from the date of initial release. Our estimates of Ultimate Revenue factor in a title's actual performance in each market (e.g., theatrical, home entertainment, consumer products), remaining markets (and territories) in which the title has yet to be released, additional developments related to new contracts for other distribution windows (e.g., on-demand, pay television, digital, etc.) and consumer product licensing opportunities. Due to the nature of our primary distribution arrangements, a portion of our estimate of future revenues is known to the Company, even though they have not been recognized in our financial results. Similarly, as a result of fixed arrangements and minimum guarantees that we have in place with respect to television distribution and consumer products licensing arrangements, there are other revenue streams that are essentially known to the Company even though they have not yet been recognized in our financial results. Depending upon where a specific film is within its lifetime release cycle, the amount of actual performance and estimates of revenues expected to be earned in the future markets of release vary. Prior to a title's initial release in its primary market, which for our feature films is intended for the worldwide theatrical market, there is inherent uncertainty about a title's performance due to its dependency on audience acceptance. Once released into its initial primary market, the Company's estimates of a title's performance in subsequent markets are further refined as the Company is able to obtain and analyze the impact of that title's initial performance on remaining estimates of Ultimate Revenue and future net cash flows.

Estimates of Ultimate Revenue (and anticipated participation and residual costs) are reviewed periodically in the ordinary course of business and are revised as necessary. A change in any given period to the estimate of Ultimate Revenue for an individual title will result in an increase or decrease in the percentage of amortization of capitalized production costs (and accrued participation and residual costs) recognized in that period. Depending on the performance of a title, significant changes to future Ultimate Revenue may occur, which could result in significant changes to the amount of amortization of the capitalized production costs. An increase in the estimate of Ultimate Revenues will lower the percentage rate of amortization, while, conversely, a decrease in the estimate of Ultimate Revenues will raise the percentage rate of amortization. In addition to evaluating estimates of Ultimate Revenue, in estimating a film's performance, the Company also considers other factors which may be indicators that a title's carrying value is impaired.

For example, the Company considers substantial delays in a title's completion or release schedule, significant costs incurred in excess of those originally forecasted or significant underperformance in a particular market as possible indicators that a title's carrying value may be impaired which may require a significant downward change in the estimate of a title's Ultimate Revenues. In the event that any one or a combination of these performance-related factors lead to a material change to our assessment of the recoverability of a title's carrying value, we evaluate the title's then-capitalized production costs for possible impairment by calculating the fair value of its capitalized costs (which is calculated using the net present value of the estimated remaining net cash flows to be generated for the title being evaluated). The Company derives these fair value measurements based on our assumptions about how market participants would price the asset. Due to the nature of these assets, market data for similar assets

Note 1 - General financial statement disclosures (continued)

Summary of significant accounting policies (continued)

Film costs amortization and impairment (continued)

is not available. Key assumptions used in such fair value measurements include: (1) the discount rate applied to future cash flow streams, which is based on a risk-free rate plus a risk premium representing the risk associated with the type of property being exploited, (2) the performance in markets not yet released and (3) the number of years over which we estimate future net cash flows. If we determine that a title's current carrying value (unamortized capitalized production costs) is greater than its fair value, the title will be written down to fair value and the write-off will be recorded as an impairment charge.

For feature films, the degree of uncertainty around the estimates of net cash flows is reduced after a film's initial theatrical release as the level of predictability becomes higher, and thus, to the extent that we record a material impairment charge, it generally occurs in the quarter of a film's initial theatrical release.

Furthermore, a title's exposure to a material impairment charge generally declines over time (and most dramatically after a title's worldwide theatrical release) as the majority of a title's film costs are typically amortized within the first three years from initial release (approximately 50% and 80% within the first 12 months and three years, respectively).

Subsequent to a film's initial worldwide theatrical release, the Company may observe indicators of impairment such as lower-than-expected performance in home entertainment and other post-theatrical markets, which result in a reduction in our estimate of a film's Ultimate Revenues and may result in an impairment of the film in periods following its initial theatrical release.

The Company may also record a write-down of capitalized production costs for an unreleased film if our estimate of Ultimate Revenues for such unreleased title indicates that the capitalized production costs may not be recoverable. In such instances, the Company evaluates the title for impairment (as previously described) which could result in a pre-release write-down of the capitalized production costs.

As it relates to titles that have been impaired, additional impairments may be subsequently recorded if the uncertain components of our future revenues associated with those titles (e.g., those related to home entertainment sales) do not materialize as currently expected.

Advertising expenses

Advertising expenses consist of media, production, and other costs related to digital advertising, catalog mailings and other direct marketing activities. All advertising costs are expensed as incurred.

Income taxes

The Company accounts for income taxes in accordance with the Income Taxes Topic of the FASB Accounting Standards Codification (ASC Topic 740), which requires, among other things, the separate recognition of deferred tax assets and deferred tax liabilities. Such deferred tax assets and deferred tax liabilities represent the tax effect of temporary differences between financial reporting and tax reporting measured at enacted tax rates in effect for the year in which the differences are expected to reverse.

Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Valuation allowances, if any, are recorded to reduce deferred tax assets to the amount considered more-likely-than-not to be realized. ASC Topic 740 requires that the Company recognize only the impact of tax positions that, based on their technical merits, are more likely than not to be sustained upon an audit by the taxing authority.

The determination of the Company's provision for income taxes, including the Company's effective tax rate and analysis of

Note 1 - General financial statement disclosures (continued)

Summary of significant accounting policies (continued)

Income taxes (continued)

potential tax exposure items, if any, requires significant judgment and expertise in federal and state income tax laws, regulations

and strategies, including the determination of deferred tax assets and liabilities and any estimated valuation allowances the Company deems necessary to value deferred tax assets. The Company's judgments and tax strategies are subject to audit by various taxing authorities. While the Company believes it has provided adequately for any uncertain income tax positions in our financial statements, adverse determinations by taxing authorities could have a material adverse effect on our financial condition, results of operations or cash flows.

Going concern

The Company is still in the production stage, which raises questions about its ability to continue as a going concern. Until production is complete and the product is available for sale, the Company has relied upon private equity funding from its parent company and crowdfunding to finance its operations. Subsequent to December 31, 2021, the Company raised approximately $4.9 million through a Reg CF crowdfunding equity campaign on the Angel Funding Platform, $700k through Reg D 506(c) and $100k through Reg D 506(b). The Company plans to launch further funding initiatives during 2022, including a Reg A+ fundraising or private equity funding, for which the Company has already received interest from investors. However, there can be no assurance that the Company will be successful in achieving its objectives.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern; however, the above conditions raise substantial doubt about the Company's ability to do so. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

Note 2 - Cash and cash equivalents

Cash and cash equivalents consist of cash at bank.

Note 3 - Trade and other payables

Trade and other payables and accruals are initially measured at fair value and, after initial recognition, at amortized cost, except for short-term payables with no stated interest rate and the effect of discounting would be immaterial, they are measured at their original initial amount.

Note 4 - Related party transactions

Acquisition of intangible assets

At the creation of the Company, it purchased intangible assets from its parent company, Slingshot Productions Limited. In return, the Company issued Common and Preferred units. Slingshot Productions Limited and the Company are related parties, and based on the circumstances the Company recorded the intangible assets and film cost acquired at the carry-over cost values of $0 and $19,600,000, respectively. Refer to note 5, Film costs, for additional information.

Note 4 -Related party transactions (continued)

Amount due to holding company

An amount of US$ 235,238 is due to the Company's holding company, Slingshot Productions Limited, for accounting and administrative support services as well as expenses borne on behalf of the Company.

Amount due to a related company

An amount of US$ 2,500,000 is due to a related company, Miombo Enterprises (Pty) Ltd, for the productions of the Young David short, which is a 5-minute short animation that will be premiered prior to the release of the David movie. The amounts are disclosed as follows on the balance sheet:

As of December 31, 2021	US$
Non-current accounts payable to a related party	300,000
Current accounts payable to a related party	2,200,000
Total	**2,500,000**

Note 5 – Film costs

Slingshot Productions Limited and the Company are related parties, and based on the circumstances, the Company accounted for the issuance of Preferred Units for film costs at the cost basis of the film costs of $19,600,000. Additional intangible assets including intellectual property, production art collection, video and audiovisual material, and distribution agreement were also sold by Slingshot Productions Limited to the Company, and recorded in the financial statements at $0, being the carry-over cost basis.

The film costs were acquired from Slingshot Productions Limited in return for 19,600,000 Preferred Units, and the other intangible assets were acquired in return for 50,400,000 Common Units.

The Company will commence amortization of film costs once the production phase of the movie concludes and the Company begins recognizing revenue. The Company expects to record amortization over the next five years as follows:

Year	US$
2023	-
2024	-
2025	4,221,223
2026	1,556,063
2027	1,960,098

Note 6 - Concentrations of Credit Risk

Distribution and servicing arrangements

Angel Studios, Inc has been engaged as the exclusive, worldwide distributor of David. The Company and Angel Studios have agreed to collaborate and mutually agree on marketing strategy, and Angel Studios agreed to fund the marketing budget up to 50% of production costs. The key terms of the distribution agreement are:

From the first dollar earned, 9% will be paid to the Companies Torch Creation Fund, and 6% will be held by Angel to cover O&D costs. This 15% combined fee will continue to be paid until the Opportunity Cost Corridor ("OCC") is reached (see below).

The 85% balance of revenue will be dedicated to recoup all Permitted Distribution and Marketing Expenses.

After all Permitted Distribution and Marketing Expenses are recouped, the 85% balance will be paid to the Company until Production Costs have been recouped.

Thereafter, the Opportunity Cost Corridor will commence (and the O&D Fee and Torch Creation Fee will cease). During the OCC, Angel will receive 60% of the net revenue until it has received 27.33% of the Production Cost paid to the Company. The 40% balance of revenue will be paid to the Company throughout the corridor.

Finally, after the OCC ends, the Company will receive 66.67% of further net revenue, with the exception of revenue earned through distribution via the Angel App. The Company will be paid 56.67% of any revenue derived from the Angel App, plus a further Bonus of approximately 10%, but may be higher or lower, subject to the performance of the content on the App.

Note 7 – Equity

The Company has issued two types of units, namely Common and Preferred. "Unit" means a portion of the Membership Interests of the Company, including any Common Units and Preferred Units. All Units represent an equal portion of Membership Interests. The amount of Membership Interest represented by a Unit shall be equal to a fraction, the numerator of which is one (1) and the denominator of which is the number of all issued and outstanding Units of the Company.

"Preferred Units" means Units of the Company that have the same rights as those held by the Common Unit holders, except that (a) the Preferred Units do not carry a right to vote, govern, or actively participate in the Company's acts, and any reference to the vote of the Members or a Majority vote excludes the Preferred Unit holders, (b) the Preferred Units include a right to Preferred distributions as explained below. and (c) the Preferred Units only contain a certain right to information as required to be filed on an annual basis pursuant to 17 CFR 227.202.

Prior to making any distributions to the Common Unit holders, the Company shall first make distributions to the Preferred Unit holders until they have received a cumulative return of one hundred twenty percent (120%) of their initial capital contribution. Once the Preferred Unit holders have received a total of one hundred twenty percent (120%) of their initial capital contribution, the Company shall distribute all Profits in proportion to the Member's Membership Interest.

Common and Preferred Unit par values and units authorized, issued, and outstanding are reported in the following table;

	Par value	Authorised	Issued and outstanding
Common Units	$0.00	70,000,000	50,400,000
Preferred Units	$0.00	60,000,000	19,600,000

Refer to the note 10 - subsequent events, for additional information.

Note 8 - Financing Arrangements

The Company signed an interest-free loan and security agreement effective October 18, 2021, with Angel Studios, Inc., a Delaware corporation, for up to a maximum of $1,000,000. The loan is repayable within six months of the effective date and is exclusively to fund the digital ad-buying for the Regulation Crowdfunding. At December 31, 2021, the Company utilized $688,080 of the facility, which was fully repaid after year-end. The loan was secured by unissued Preferred Units.

Note 9 - Income taxes

Net deferred tax assets consist of the following components as of December 31, 2021:

	December 31, 2021
Net operating losses	225,816
Less valuation allowance	-225,816
Net deferred tax assets/(liabilities)	-

The following table reconciles the U.S. statutory tax rate to the effective income tax rate for the year ended December 31, 2021:

	December 31, 2021
U.S. statutory tax rate	21.0%
Change in valuation allowance	-21.0
Effective rate	0.0%

At December 31, 2021, the Company had federal net operating loss carryforwards of $1,075,313 which is carried forward indefinitely but is subject to an 80% use limitation each year.

The Company evaluates all available evidence to determine if a valuation allowance is needed to reduce its deferred tax assets. As a result of operating losses, the Company recorded a full valuation allowance in the amount of $225,816 against its net deferred tax assets as of December 31, 2021 as management is unable to conclude that it is more-likely-than-not that the deferred tax assets will be realized.

The Company files federal and state income tax returns in jurisdictions with various statutes of limitations. No tax returns are currently under examination. The Company's 2021 tax year remains subject to examination at December 31, 2021. None of the Company's income tax returns are currently under audit.

The Company follows the provisions of ASC Topic 740 which addresses the accounting for uncertainty in tax positions. The guidance requires that the impact of a tax position be recognized in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The Company includes any interest and penalties associated with unrecognized tax benefits within the provision for income taxes. For the year ended December 31, 2021, no liability for unrecognized tax benefits was recorded. The Company does not expect a material change in its liability for unrecognized tax benefits over the next twelve months.

Note 10 - Subsequent events

Management has evaluated subsequent events through August 16, 2022, the date the financial statements were available to be issued. The Company successfully closed the Reg CF fundraising on January, 27 2022, for an amount of $4,961,743 and issued Preferred Units of 4,961,743 to crowdfund investors. On the same day, the Company issued 9,923 Preferred Units to Harmon Brothers, LLC and 248,087 units to the VAS Portal, LLC in accordance with the crowdfunding agreements.

The Company raised $700,000 in a Regulation D 506 (c) fundraising and $100,000 in a Regulation D 506 (b) fundraising and in turn issued a total of 800,000 Preferred Units.

Common and Preferred Unit par values and units authorized, issued, and outstanding are reported in the following table, after taking into account the Preferred Units transactions in the preceding paragraph:

	Par value	Authorised	Issued and outstanding
Common Units	$0.00	70,000,000	50,400,000
Preferred Units	$0.00	60,000,000	25,619,754